UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 9/24/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, September 24, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: ____________________
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________________, _____, that the information set forth in this statement is true and complete.

By: __________________________________
(Name)

____
(Title)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
MORTGAGE BACKED SECURITIES
245 Park Avenue
New York, N.Y. 10167
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

WFMBS-020E

WFMBS-020E Class A1 (I-A-1) 3/1 ARM <P>

Orig Bal 702,781,300 Fac 1.00000 Coup 4.972 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 1.8580 Cap 11.3640 @ 9.5060 Floor 1.8580 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.25	1.90	1.59	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/05	08/05	08/05	Last Prin
101: 0	4.38	4.27	4.13	Yield
	2.07	1.76	1.49	Duration
101: 4	4.33	4.20	4.05	Yield
	2.08	1.77	1.49	Duration
101: 8	4.27	4.13	3.97	Yield
	2.08	1.77	1.49	Duration
101:12	4.21	4.06	3.88	Yield
	2.08	1.77	1.49	Duration
101:16	4.15	3.99	3.80	Yield
	2.08	1.77	1.49	Duration
101:20	4.09	3.92	3.72	Yield
	2.08	1.77	1.50	Duration
101:24	4.03	3.86	3.64	Yield
	2.08	1.77	1.50	Duration

WFMBS-020E

WFMBS-020E Class A1 (I-A-1) 3/1 ARM <P>

Orig Bal 702,781,300 Fac 1.00000 Coup 4.972 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 1.8580 Cap 11.3640 @ 9.5060 Floor 1.8580 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.25	1.90	1.59	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/05	08/05	08/05	Last Prin
101: 2	4.36	4.24	4.09	Yield
	2.07	1.77	1.49	Duration
101: 6	4.30	4.17	4.01	Yield
	2.08	1.77	1.49	Duration
101:10	4.24	4.10	3.93	Yield
	2.08	1.77	1.49	Duration
101:14	4.18	4.03	3.84	Yield
	2.08	1.77	1.49	Duration
101:18	4.12	3.96	3.76	Yield
	2.08	1.77	1.50	Duration
101:22	4.06	3.89	3.68	Yield
	2.08	1.77	1.50	Duration
101:26	4.00	3.82	3.60	Yield
	2.08	1.77	1.50	Duration

WFMBS-020E

WFMBS-020E Class A1 (I-A-1) 3/1 ARM <P>

Orig Bal 702,781,300 Fac 1.00000 Coup 4.972 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 1.8580 Cap 11.3640 @ 9.5060 Floor 1.8580 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.25	1.90	1.59	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/05	08/05	08/05	Last Prin
101: 8	4.27	4.13	3.97	Yield
	2.08	1.77	1.49	Duration
101:12	4.21	4.06	3.88	Yield
	2.08	1.77	1.49	Duration
101:16	4.15	3.99	3.80	Yield
	2.08	1.77	1.49	Duration
101:20	4.09	3.92	3.72	Yield
	2.08	1.77	1.50	Duration
101:24	4.03	3.86	3.64	Yield
	2.08	1.77	1.50	Duration
101:28	3.97	3.79	3.56	Yield
	2.08	1.77	1.50	Duration
102: 0	3.91	3.72	3.48	Yield
	2.08	1.78	1.50	Duration

WFMBS-020E

WFMBS-020E Class A1 (I-A-1) 3/1 ARM <P>

Orig Bal 702,781,300 Fac 1.00000 Coup 4.972 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 1.8580 Cap 11.3640 @ 9.5060 Floor 1.8580 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.25	1.90	1.59	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/05	08/05	08/05	Last Prin
101: 6	4.30	4.17	4.01	Yield
	2.08	1.77	1.49	Duration
101:10	4.24	4.10	3.93	Yield
	2.08	1.77	1.49	Duration
101:14	4.18	4.03	3.84	Yield
	2.08	1.77	1.49	Duration
101:18	4.12	3.96	3.76	Yield
	2.08	1.77	1.50	Duration
101:22	4.06	3.89	3.68	Yield
	2.08	1.77	1.50	Duration
101:26	4.00	3.82	3.60	Yield
	2.08	1.77	1.50	Duration
101:30	3.94	3.75	3.52	Yield
	2.08	1.77	1.50	Duration

WFMBS-020E

WFMBS-020E Class A2 (II-A-1) 5/1 ARM <P>

Orig Bal 437,564,800 Fac 1.00000 Coup 5.221 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 2.3750 Cap 10.6130 @ 8.2380 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.22	2.49	1.93	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/07	08/07	08/07	Last Prin
101: 4	4.76	4.62	4.44	Yield
	2.85	2.24	1.76	Duration
101: 8	4.72	4.57	4.37	Yield
	2.85	2.24	1.76	Duration
101:12	4.68	4.51	4.30	Yield
	2.85	2.25	1.77	Duration
101:16	4.63	4.46	4.23	Yield
	2.85	2.25	1.77	Duration
101:20	4.59	4.40	4.16	Yield
	2.86	2.25	1.77	Duration
101:24	4.55	4.35	4.10	Yield
	2.86	2.25	1.77	Duration
101:28	4.51	4.30	4.03	Yield
	2.86	2.25	1.77	Duration

WFMBS-020E

WFMBS-020E Class A2 (II-A-1)   5/1 ARM   <P>

Orig Bal 437,564,800 Fac 1.00000 Coup 5.221 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 2.3750 Cap 10.6130 @ 8.2380 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.22	2.49	1.93	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/07	08/07	08/07	Last Prin
101: 3	4.77	4.64	4.46	Yield
	2.85	2.24	1.76	Duration
101: 7	4.73	4.58	4.39	Yield
	2.85	2.24	1.76	Duration
101:11	4.69	4.53	4.32	Yield
	2.85	2.25	1.77	Duration
101:15	4.64	4.47	4.25	Yield
	2.85	2.25	1.77	Duration
101:19	4.60	4.42	4.18	Yield
	2.86	2.25	1.77	Duration
101:23	4.56	4.36	4.11	Yield
	2.86	2.25	1.77	Duration
101:27	4.52	4.31	4.04	Yield
	2.86	2.25	1.77	Duration

WFMBS-020E

WFMBS-020E Class A2 (II-A-1) 5/1 ARM <P>

Orig Bal 437,564,800 Fac 1.00000 Coup 5.221 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 2.3750 Cap 10.6130 @ 8.2380 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.22	2.49	1.93	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/07	08/07	08/07	Last Prin
101: 0	4.81	4.68	4.51	Yield
	2.85	2.24	1.76	Duration
101: 4	4.76	4.62	4.44	Yield
	2.85	2.24	1.76	Duration
101: 8	4.72	4.57	4.37	Yield
	2.85	2.24	1.76	Duration
101:12	4.68	4.51	4.30	Yield
	2.85	2.25	1.77	Duration
101:16	4.63	4.46	4.23	Yield
	2.85	2.25	1.77	Duration
101:20	4.59	4.40	4.16	Yield
	2.86	2.25	1.77	Duration
101:24	4.55	4.35	4.10	Yield
	2.86	2.25	1.77	Duration

WFMBS-020E

WFMBS-020E Class A2 (II-A-1) 5/1 ARM <P>

Orig Bal 437,564,800 Fac 1.00000 Coup 5.221 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 2.3750 Cap 10.6130 @ 8.2380 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.22	2.49	1.93	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/07	08/07	08/07	Last Prin
101:12	4.68	4.51	4.30	Yield
	2.85	2.25	1.77	Duration
101:16	4.63	4.46	4.23	Yield
	2.85	2.25	1.77	Duration
101:20	4.59	4.40	4.16	Yield
	2.86	2.25	1.77	Duration
101:24	4.55	4.35	4.10	Yield
	2.86	2.25	1.77	Duration
101:28	4.51	4.30	4.03	Yield
	2.86	2.25	1.77	Duration
102: 0	4.46	4.24	3.96	Yield
	2.86	2.26	1.78	Duration
102: 4	4.42	4.19	3.89	Yield
	2.86	2.26	1.78	Duration

WFMBS-020E

WFMBS-020E Class A2 (II-A-1) 5/1 ARM <P>

Orig Bal 437,564,800 Fac 1.00000 Coup 5.221 Mat / / Wac- 0.000(0.000) WAM- / (-22833)/ 0

1.0000 x 1-yr LIBOR + 2.3750 Cap 10.6130 @ 8.2380 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Sep-2002 **Curve Type:** Treas Act **Curve Date:** 19-Sep-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.9288%	1.9288%	1.9288%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.22	2.49	1.93	Avg. Life
	10/02	10/02	10/02	1st Prin
	08/07	08/07	08/07	Last Prin
101: 6+	4.74	4.59	4.40	Yield
	2.85	2.24	1.76	Duration
101:10+	4.69	4.53	4.33	Yield
	2.85	2.24	1.77	Duration
101:14+	4.65	4.48	4.26	Yield
	2.85	2.25	1.77	Duration
101:18+	4.61	4.42	4.19	Yield
	2.86	2.25	1.77	Duration
101:22+	4.56	4.37	4.12	Yield
	2.86	2.25	1.77	Duration
101:26+	4.52	4.32	4.05	Yield
	2.86	2.25	1.77	Duration
101:30+	4.48	4.26	3.98	Yield
	2.86	2.26	1.78	Duration